SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIVE STAR SENIOR LIVING INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D106

(CUSIP Number)

Adam D. Portnoy

ABP Acquisition LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106		13D/A	Page 2 of 8 Pages

1.	Names of Reporting Persons ABP Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,999,999

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,999,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,999,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 33832D106		13D/A	Page 3 of 8 Pages

1.	Names of Reporting Persons ABP Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,999,999

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,999,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,999,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 33832D106		13D/A	Page 4 of 8 Pages

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,000

	8.	Shared Voting Power 17,999,999

	9.	Sole Dispositive Power 163,000

	10.	Shared Dispositive Power 17,999,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,162,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.7%

14.	Type of Reporting Person OO

CUSIP No. 33832D106	13D/A	Page 5 of 8 Pages

This Amendment No. 1 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission on November 14, 2016 (as amended, the “Schedule 13D”), is being filed by ABP Acquisition LLC, a Maryland limited liability company, ABP Trust, a Maryland statutory trust, and Adam D. Portnoy, a United States citizen, to report the entry by ABP Trust into a voting agreement with Five Star Senior Living Inc. (the “Issuer”), as more fully described below, as well as to reflect that Adam D. Portnoy is the sole trustee and president of ABP Trust and the sole director and president of ABP Acquisition LLC, a Maryland limited liability company (“ABP LLC”), following the death of Barry M. Portnoy, who as a result is no longer deemed to beneficially own the shares of common stock, par value $.01 per share (the “Common Shares”), of the Issuer beneficially owned by those entities.

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Shares of the Issuer, with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of each of the following entities and individuals (collectively, the “Reporting Persons” and each a “Reporting Person”).  The Reporting Persons have no agreements that would cause them to be a “group” for purposes of this Schedule 13D, but are required to file this Schedule 13D in respect of the same securities, as contemplated by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The business address and principal office address of the Reporting Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

(a)         ABP Acquisition LLC, a Maryland limited liability company;

(b)         ABP Trust, a Maryland statutory trust (the sole member of ABP LLC); and

(c)          Adam D. Portnoy, a United States citizen (a beneficial owner and the sole trustee and president of ABP Trust and the sole director and president of ABP LLC).

The principal business of ABP LLC is to engage in any activity or business which may be lawfully carried on by a limited liability company organized under the Maryland Limited Liability Company Act, including investing in securities of public and private corporations.  The sole director and president of ABP LLC is Adam D. Portnoy. The present principal occupation for Adam D. Portnoy is director of ABP LLC and officer, trustee and/or director of other affiliated entities.

The principal business of ABP Trust is to engage in any activity or business which may be lawfully carried on by a statutory trust organized under the Maryland Statutory Trust Act, including investing in securities of public and private corporations.  The sole trustee and president of ABP Trust is Adam D. Portnoy. The present principal occupation for Adam D. Portnoy is trustee of ABP Trust and officer, trustee and/or director of other affiliated entities.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D/A is attached as Exhibit 99.13 hereto.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 33832D106	13D/A	Page 6 of 8 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

The information contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On April 1, 2019, the Issuer and Senior Housing Properties Trust, a Maryland real estate investment trust (“SNH”), entered into a transaction agreement (the “Transaction Agreement”), pursuant to which SNH and the Issuer agreed to modify their existing business arrangements.  Among other things, the Issuer agreed, effective January 1, 2020 (or January 1, 2021 if extended under the Transaction Agreement) (the “Conversion Time”), subject to approval by the Issuer’s stockholders, to issue to SNH such number of Common Shares as is necessary to cause SNH, together with SNH’s then owned Common Shares, to own approximately 34% of the Common Shares post-issuance, and SNH will declare a pro rata distribution to holders of SNH’s common shares of beneficial interest of the right to receive, and the Issuer will issue on a pro rata basis to such holders, a number of Common Shares which equals approximately 51% of the Common Shares post-issuance; the noted percentage ownership amounts are post-issuance, giving effect to both share issuances, and those share issuances are referred to in this Schedule 13D as the “Share Issuances.”

The Share Issuances and other Restructuring Transactions (as defined in the Transaction Agreement) are subject to conditions, including, among others: (1) approval of the Share Issuances by at least a majority of the votes cast, in person or by proxy, by the holders of outstanding Common Shares at any meeting of the Issuer’s stockholders held for that purpose (the “Five Star Stockholder Approval”); (2) the receipt of all Required Licenses (as defined in the Transaction Agreement) and any other third party consent or approval required for the consummation of the Restructuring Transactions; (3) the effectiveness of the registration statement on Form S-1 to be filed by the Issuer with the Securities and Exchange Commission, to register the Common Shares to be issued pursuant to the Share Issuances; and (4) approval by The Nasdaq Stock Market LLC of the listing of the Common Shares to be issued pursuant to the Share Issuances, subject to official notice of issuance.

Pursuant to a voting agreement that ABP Trust entered into on April 1, 2019 with the Issuer (the “Voting Agreement”), ABP Trust has agreed to vote, on behalf of ABP LLC, all the Common Shares that ABP LLC beneficially owns in favor of approval of the Share Issuances at any meeting of the Issuer’s stockholders held for that purpose. As of April 1, 2019, the 17,999,999 Common Shares that were owned by ABP LLC represented approximately 35.4% of the outstanding Common Shares.

The foregoing descriptions of the Share Issuances, the Transaction Agreement and the Voting Agreement are qualified in their entirety by reference to the full texts of the Transaction Agreement and the Voting Agreement, copies of which are filed as Exhibits 99.11 and 99.12, respectively, to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following disclosures are based on 50,839,512 Common Shares issued and outstanding as of April 1, 2019, such number of shares being based on information provided by the Issuer.

CUSIP No. 33832D106	13D/A	Page 7 of 8 Pages

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ABP LLC	—	—	17,999,999	—	17,999,999	17,999,999	35.41%
ABP Trust	—	—	17,999,999	—	17,999,999	17,999,999	35.41%
Adam D. Portnoy (1)	163,000	163,000	17,999,999	163,000	17,999,999	18,162,999	35.73%

(1)           Adam D. Portnoy is a managing trustee of SNH, which owns 4,235,000 Common Shares. Adam D. Portnoy is also an executive officer of The RMR Group LLC, a Maryland limited liability company (“RMR LLC”), the manager of SNH. However, Adam D. Portnoy and RMR LLC may not act to vote or sell the 4,235,000 Common Shares owned by SNH without authorization of the board of trustees of SNH, which is comprised of five trustees. Adam D. Portnoy expressly disclaims any beneficial ownership of the Common Shares beneficially owned by SNH.

(c)           Other than as described in Item 4 above, no transactions have been effected by the Reporting Persons in the Issuer’s securities in the past sixty days.

(d)           Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 99.11

Transaction Agreement, dated as of April 1, 2019, between Five Star Senior Living Inc. and Senior Housing Properties Trust. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 1, 2019.)

Exhibit 99.12	Voting Agreement, dated as of April 1, 2019, between Five Star Senior Living Inc. and ABP Trust. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 1, 2019.)
Exhibit 99.13	Agreement of Joint Filing, dated April 5, 2019, among ABP Acquisition LLC, ABP Trust and Adam D. Portnoy. (Filed herewith.)

CUSIP No. 33832D106	13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2019
(Date)

ABP Acquisition LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

ABP Trust

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

Adam D. Portnoy

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).